Contact

www.linkedin.com/in/kwaku-jyamfi
(LinkedIn)

Top Skills

Public Speaking

Microsoft Office

Matlab

Languages

English

Twi

Publications

Spatial Longevity of the Green-roof
Growing Media at the Center of
Excellence

Kwaku Jyamfi
CEO of Farm to Flame Energy
West Orange, New Jersey, United States

Summary

Kwaku Jyamfi is well-sighted, results oriented, and adaptable in
the field of entrepreneurship and renewable engineering. He has
gained commercial experience as well as project management and
fundraising ($900K Cash) in the position Chief Executive Officer at
Farm to Flame Energy in recent years. His qualities are tactical and
multifaceted when dealing with a myriad of high-tech problems.

Experience

Farm to Flame Energy Inc.

5 years

Chief Executive Officer
March 2020 - Present (2 years 6 months)
New Jersey, United States

Chief Innovation Officer
September 2017 - March 2020 (2 years 7 months)
Syracuse, New York Area

farmtoflameenergy.com

Syracuse University

4 years

Chemical Engineering Research Intern
October 2016 - May 2018 (1 year 8 months)
Syracuse, New York Area

Biodiesel Production

Fulltime Student
June 2014 - May 2018 (4 years)
United States

Physics Tutor
January 2016 - December 2016 (1 year)
Syracuse, New York Area

Success coach for the Physics 211 students at Syracuse University. Assisting them in recitation and homework problems.

Environmental Engineering Research Intern
June 2015 - August 2015 (3 months)
Syracuse, New York Area

-Overseer of the Center of Excellence Green-roof (sample testing) on E. Washington Street, Syracuse New York. Analyzed storm-water runoff samples for various nutrients and compared data to previous years.

-Provided a lifespan estimate for the growing media of the sedum roof layer.

Elementary School Tutor
February 2015 - April 2015 (3 months)

Tutor of 1st, 3rd, and 5th grade children at Frazer Elementary School.

JCC MetroWest
Swim Counselor
October 2013 - June 2014 (9 months)

Instructing children on how to swim, as well as instilling good behavioral practices and assuming the role of the teacher while present.

Education

Carnegie Mellon University
Environmental Engineering & Engineering and Technology Innovation Management, Engineering · (2018 - 2020)

Syracuse University
Bachelor of Engineering - BE, Chemical Engineering · (2014 - 2018)

Syracuse University
Engineer's Degree, Chemical Engineering · (2014 - 2018)

Syracuse University
Bachelor of Engineering - BE, Chemical Engineering · (2014 - 2018)